INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON THE ARCVIEW CROWDFUNDING PORTAL ONLY. DO NOT COPY OR DISTRIBUTE.

OFFERING STATEMENT

Budding Technologies, Inc.



BUDDING TECHNOLOGIES, INC

Offering of a
Minimum of 18,182 Shares of Common Stock ($100,001)
up to a
Maximum of 909,090 Shares of Common Stock ($4,999,995)

Address for Notices and Inquiries:

Budding Technologies, Inc.

Luke Patterson
Chief Executive Officer
5457 Fifth Fairway
Hollywood, SC 29449
305.942.8326
luke@budbo.com

With a Copy of Notices to:

Bevilacqua PLLC

Louis A. Bevilacqua, Esq.
1050 Connecticut Ave., NW, Suite 500
Washington, DC 20036
202.869.0888
lou@bevilacquapllc.com

OFFERING STATEMENT

Budding Technologies, Inc.

Offering of a
Minimum of 18,182 Shares of Common Stock ($100,001)
up to a
Maximum of 909,090 Shares of Common Stock ($4,999,995)

	Offering Price	Crowdfunding Platform Commissions [1]	Proceeds to Company [2]
Per Share of Common Stock	$5.50	$0.385	$5.115
Minimum Shares of Common Stock Sold	$100,001	$7,000.07	$93,000.93
Maximum Shares of Common Stock Sold	$4,999,995	$349,999.65	$4,649,995.35

We are offering shares of our common stock at a price per share of $5.50. We are offering a minimum of 18,182 shares of our common stock for $100,001 and up to a maximum of 909,090 shares of our common stock for $4,999,995. The minimum investment that you may make is $495.00. Our 2021 financial statements have been audited. We are offering the shares of our common stock to prospective investors through the crowdfunding platform available at https://arcviewcapital.com/ and each subdomain thereof, which we refer to as the Platform. The Intermediary, who operates the Platform, is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA. We are required to pay a commission to the Intermediary equal to 7% of gross monies raised in the offering.

(1) In addition to the commission payable to the Intermediary, we will incur other offering costs. Those other offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firms, as well as payment to the escrow agent and the automated clearing house, which we refer to as ACH. We expect that those other offering costs will total approximately $200,000 not including marketing costs. In addition, we will incur fees and expenses, including a $20,000 onboarding fee, a $2,000 monthly subscription fee, and certain transaction fees that are either calculated on a per investor basis or on a payment processing basis, relating to the engagement of Novation Solutions, Inc. (O/A DealMaker), a technology provider that was engaged by us and the Intermediary.

(2) No assurance can be given that all or any portion of the securities offered hereby (*i.e.*, the shares of common stock in our Company being offered in this offering) will be sold. Your funds will be held in an escrow account established by the Intermediary with Equiniti Trust Company, who we refer to as the escrow agent, in compliance with applicable securities laws, until the minimum offering amount is reached. The subscription amount for the shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and will be held in escrow until satisfaction of all the conditions to the closing. The closing of this offering is subject to, among other things, subscriptions for the $100,001 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of our Company and their affiliates. This offering may be closed at any time after the minimum number of shares of common stock is sold, in one or more closings, and on or before January 31, 2023. If we do not raise the minimum amount offered by January 31, 2023, then we will return all funds received in the escrow account to investors without interest.

The date of this offering statement is July 12, 2022

Table of Contents

LIST OF EXHIBITS

Exhibit A   2021 Audited Financial Statements
Exhibit B   Subscription Agreement
Exhibit C   Investor Pitch Deck
Exhibit D   Summary of Videos on Offering Page

GENERAL OFFERING INFORMATION

This offering statement is furnished solely to prospective investors through the crowdfunding platform available at https://arcviewcapital.com/ and each subdomain thereof. Arcview Capital, LLC, which, collectively with its subsidiaries and affiliates, we refer to as Arcview Capital or the Intermediary, operates the Platform and is registered with the SEC and is a member of FINRA.

Budding Technologies, Inc., which we refer to as the Company, we, us, our, or by our unregistered trade name – Budbo – is a corporation that was formed under Nevada law on June 21, 2021. We are a pre-revenue technology company focused on the design and development of best-in-class technology solutions, powered by blockchain, to tackle supply chain management issues in the cannabis industry. Ideally, we will apply for and obtain patents for the solutions we design and develop. Initially we plan to offer a suite of cannabis industry solutions developed by our founders. That suite, which we refer to collectively as the Budbo Ecosystem, consists of the Budbo App, Budbo Connect, BudboTrax, and our blockchain payment platform. The Budbo App, which is our initial and flagship solution, is a mobile application to help customers find and order locally available cannabis strains and products. Budbo Connect is a retailer dashboard that provides cannabis cultivators and dispensaries with business intelligence, allowing for proactive decision making. Budbo Trax is a telematic solution allowing for seamless tracking in real time of both b2b commercial shipments as well as b2c deliveries of cannabis products. Our blockchain payment platform provides participants in the cannabis industry, including cannabis consumers, dispensaries, and growers, a flexible, secure means to conduct cannabis sales and engage in other cannabis transactions through cryptocurrency. We have already begun to make the Budbo App available to users; we plan to expand its release later this year. We plan to make Budbo Connect and our blockchain payment platform commercially available later this year, with Budbo Trax to be made commercially available in 2023.

We are offering shares of our common stock at a price per share of $5.50. We are offering a minimum of 18,182 shares of our common stock for $100,001 and up to a maximum of 909,090 shares of common stock for $4,999,995. The minimum investment that you may make is $495.00.

We are offering shares of our common stock in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company is filing this Form C (which incorporates the attachments to it) for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.), and the Company must therefore file a report with the SEC annually and post the report on its website, www.budbo.io, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The shares being offered may not be transferred by any investor during the one year period beginning when the shares are issued, unless the shares are transferred: (i) to our Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the shares, and it may be difficult or impossible for an investor to sell or otherwise dispose of the shares.

In addition, the right of first refusal in Section 5.5 of the Company's bylaws also restricts the ability of a stockholder to sell or otherwise transfer its shares of stock in the Company. See *"12. Describe the terms of the securities being offered – Restrictions on Transfer"* below for more information.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES OFFERED HEREBY. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

**NASAA UNIFORM LEGEND**

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES

HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EQUINITI TRUST COMPANY, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

FORWARD LOOKING STATEMENT DISCLOSURE

CERTAIN INFORMATION CONTAINED IN THIS OFFERING STATEMENT CONSTITUTES "FORWARD LOOKING STATEMENTS" THAT CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "SHOULD," "EXPECT," "ANTICIPATE," "ESTIMATE," "INTEND," "CONTINUE," OR "BELIEVE" OR THE NEGATIVES OR VARIATIONS THEREOF. FURTHERMORE, ANY FORECASTS OR OTHER ESTIMATES IN THIS OFFERING STATEMENT, INCLUDING ESTIMATES OF RETURNS OR PERFORMANCE, ARE "FORWARD LOOKING STATEMENTS" AND ARE BASED UPON CERTAIN ASSUMPTIONS THAT MAY CHANGE. DUE TO VARIOUS RISKS AND UNCERTAINTIES, ACTUAL EVENTS OR RESULTS OR THE ACTUAL PERFORMANCE OF THE SECURITIES MAY DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS. MOREOVER, ACTUAL EVENTS ARE DIFFICULT TO PROJECT AND OFTEN DEPEND UPON FACTORS THAT ARE BEYOND THE CONTROL OF OUR COMPANY OR THE INTERMEDIARY. NEITHER THE DELIVERY OF THIS OFFERING STATEMENT AT ANY TIME NOR ANY SALE OF SECURITIES UNDER THIS OFFERING STATEMENT SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME AFTER THE EARLIER OF THE RELEVANT DATE SPECIFIED HEREIN OR THE DATE OF THIS OFFERING STATEMENT.

* * * * * * *

No person other than our Company has been authorized to provide prospective investors with any information concerning our Company or this offering or to make any representation not contained in this offering statement. To invest in the shares being offered in this offering, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the shares and (iii) execute the subscription documents. We reserve the right to modify any of the terms of the offering and the subscription documents at any time before the offering closes.

TERM SHEET

Company	Budding Technologies, Inc., which we refer to as the Company, we, us, our, or by our unregistered trade name – Budbo – is a corporation that was formed under Nevada law on June 21, 2021. We are a pre-revenue technology company focused on the design and development of best-in-class technology solutions, powered by blockchain, to tackle supply chain management issues in the cannabis industry. Ideally, we will apply for and obtain patents for the solutions we design and develop. Initially we plan to offer a suite of cannabis industry solutions developed by our founders. That suite, which we refer to collectively as the Budbo Ecosystem, consists of the Budbo App, Budbo Connect, BudboTrax, and our blockchain payment platform. The Budbo App, which is our initial and flagship solution, is a mobile application to help customers find and order locally available cannabis strains and products. Budbo Connect is a retailer dashboard that provides cannabis cultivators and dispensaries with business intelligence, allowing for proactive decision making. Budbo Trax is a telematic solution allowing for seamless tracking in real time of both b2b commercial shipments as well as b2c deliveries of cannabis products. Our blockchain payment platform provides participants in the cannabis industry, including cannabis consumers, dispensaries, and growers, a flexible, secure means to conduct cannabis sales and engage in other cannabis transactions through cryptocurrency. We have already begun to make the Budbo App available to users; we plan to expand its release later this year. We plan to make Budbo Connect and our blockchain payment platform commercially available later this year, with Budbo Trax to be made commercially available in 2023.
Use of Proceeds	We are seeking financing through the sale of the shares of our common stock (as described below under Securities Offered) in order to provide funding for payments to staff and contractors, engineering, other costs to develop our product offerings and make them commercially available, property, business development, marketing, and general working capital for operations. See "Question 10" below for further information.
Securities Offered	Shares of common stock of our Company for $5.50 per share in a minimum amount per investor of $495.00.
Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The targeted offering amount is 18,182 shares of common stock or $100,001. We will accept subscriptions in excess of the targeted amount in our discretion. The maximum offering amount is 909,090 shares of our common stock or $4,999,995.
Low Target Amount; No other funds may be Raised	The initial purchasers of our common stock in this offering risk that we will not raise sufficient funds to sustain the growth of our Company. The minimum amount of securities that must be sold for our Company to accept subscriptions is $100,001 of securities. Once we raise the $100,001 minimum in this offering, we intend to accept subscriptions as they are received, though subject to our discretion. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our Company would be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital in the future.

	Our officers and directors may invest in this offering and any funds that they invest would be counted toward our achievement of the minimum offering amount.
Authorized Capitalization	As of the date of this offering statement, our authorized capital stock consists of 100,000,000 shares of common stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this offering statement, a total of 5,469,300 shares of common stock are issued and outstanding, and zero shares of preferred stock are issued and outstanding.
Dividends	Dividends will be declared if and when determined by the board of directors of our Company in its sole discretion. We do not expect to declare any dividends for the foreseeable future.
Voting and Control	Holders of common stock in the Company are entitled to one vote per share of common stock. The common stock being offered is subject to a proxy in favor of our CEO as disclosed elsewhere in this offering statement. We do not have any voting agreements in place.
Anti-Dilution Rights	The shares of common stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our Company.
Board of Directors; Management Team; Board of Advisors	The business and affairs of our Company are managed, and all corporate powers are exercised by or under the direction of our board of directors. The members of the Company's board of directors are currently Luke Patterson, Jacob Patterson, and Nicholas (Nick) Heldreth. The Company's officers are Luke Patterson, who is the Company's CEO and Secretary; Jacob Patterson, who is the Company's Chief Technology Officer; Nick Heldreth, who is the Company's Chief Marketing Officer; Gary Heitz, who is the Company's Chief Operating Officer; and Stephen Rosen, who is the Company's Chief Financial Officer.

Shares Being Sold under 4(a)(6) Crowdfunding Exemption	The securities we are offering, *i.e.*, the shares of common stock in the Company we are offering, are being offered in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.
	
	The following limitations apply to investment amounts by individual investors who are not accredited investors:
	
	• Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to:
	
	• If either their annual income or net worth is less than $107,000, then the greater of:
	
	   • $2,200 or
	
	   • 5 percent of the greater of their annual income or net worth.
	
	• If both their annual income and net worth are equal to or more than $107,000, then 10 percent of the greater of their annual income or net worth.
	
	The aggregate amount of securities sold to all investors during the 12-month period preceding the date of such offer or sale, including the securities offered in this offering, shall not exceed $5,000,000.

Transfer Restrictions	The securities will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act.
	The securities may not be transferred by any purchaser of such securities during the one- year period from when the securities were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
	We will be under no obligation to register the resale of the securities under the Securities Act.
	In addition, the right of first refusal in Section 5.5 of the Company's bylaws also restricts the ability of a stockholder to sell or otherwise transfer its shares of stock in the Company. See *"12. Describe the terms of the securities being offered – Restrictions on Transfer"* below for more information.
High-Risk Investment	An investment in the securities involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment.

THE COMPANY

1.   **Name of Issuer.**

The name of the issuer is Budding Technologies, Inc. The issuer is a Nevada corporation.

ELIGIBILITY

2.   **[X] Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such a shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [   ] Yes [X] No**

Explain: Not applicable.

DIRECTORS OF THE COMPANY

4.   **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

Name: Luke Patterson, Director   **Dates of Board Service:** June 21, 2021 – Present

Mr. Patterson is an information technology architect and mobile software app developer. He has served as the Chief Executive Officer and Secretary, as well as a director of the Company, since its inception. He has also served as the Company's Chief Financial Officer from its inception until May 9, 2022. Mr. Patterson is responsible for the Company's overall strategic plan as well as many other operational and management roles in the Company as needed. Mr. Patterson received a bachelor's degree in Entertainment Business from Full Sail University in 2007.

Mr. Patterson's Business Experience for the Last Three Years

Company: Budding Technologies, Inc.
Company's Principal Business: Software as a Service; mobile application that helps customers find and order locally available cannabis strains and products.
Title: Chief Executive Officer, Secretary and Director; Chief Financial Officer.
Dates of Service: June 2021 to present (as Chief Executive Officer, Secretary and Director); June 2021 to May 9, 2022 (as Chief Financial Officer).
Responsibilities: Mr. Patterson is responsible for rebuilding the mobile application, developing strategic partnerships within the cannabis and blockchain industries, and leading the executive team.

Company: Bubo Technologies LLC.
Company's Principal Business: Software as a Service; mobile application that helps customers find and order locally available cannabis strains and products.
Title: Chief Executive Officer, Secretary and Director; Chief Financial Officer.
Dates of Service: December 2016 to August 2019.
Responsibilities: Mr. Patterson was responsible for rebuilding the mobile application, developing strategic partnerships within the cannabis and blockchain industries, and leading the executive team.

Name: Jacob Patterson, Director   **Dates of Board Service:** June 21, 2021 – Present

Mr. Patterson is a software developer. He has served as a director of the Company and its Chief Technology Officer since the Company's inception. He is responsible for the management of the development/engineering team. Mr. Patterson received a Bachelor of Science degree in Web Design and Development from Full Sail University in 2013.

Mr. Patterson's Business Experience for the Last Three Years

Company: Budding Technologies, Inc.
Company's Principal Business: Software as a Service; mobile application that helps customers find and order locally available cannabis strains and products.
Title: Chief Technology Officer.
Dates of Service: June 2021 to present.
Responsibilities: Mr. Patterson is responsible for the development of the mobile app and management of the engineering/development team.

Company: Bubo Technologies LLC.
Company's Principal Business: Software as a Service; mobile application that helps customers find and order locally available cannabis strains and products.

Title: Chief Technology Officer.
Dates of Service: December 2016 to August 2019.
Responsibilities: Mr. Patterson was responsible for the development of the mobile app and management of the engineering/development team.
Company: Global Blockchain Solutions, Inc.
Company's Principal Business: Providing consulting services to clients using blockchain technology.
Title: President.
Dates of Service: June 2018 to present.
Responsibilities: Mr. Patterson is responsible for the development of strategies for technology clients who want to adopt stronger, safer, more secure blockchain technology for their platforms.

Name: Nicholas (Nick) Heldreth, Director   **Dates of Board Service:** June 21, 2021 – Present

Mr. Heldreth is a marketing professional. He has served as the Company's Chief Marketing Officer, as well as one of its directors, since the inception of the Company. He is responsible for the Company's overall marketing strategy as well as many other operational and management roles as needed. Mr. Heldreth received a Bachelor's in Business Administration degree in Finance from the University of Hawaii at Manoa in 2010.

Mr. Heldreth's Business Experience for the Last Three Years

Company: Budding Technologies, Inc.
Company's Principal Business: Software as a Service; mobile application that helps customers find and order locally available cannabis strains and products.
Title: Chief Marketing Officer.
Dates of Service: June 2021 to present.
Responsibilities: Mr. Heldreth is responsible for the creation and execution of marketing initiatives in order to acquire users and clients.

Company: Leadroll.co.
Company's Principal Business: Customer Relationship Management software.
Title: Chief Marketing Officer.
Dates of Service: June 2020 to February 2022.
Responsibilities: Mr. Heldreth was responsible for the creation and execution of marketing initiatives in order to assist clients manage sales relationships.

Company: Pro Lead Agency.
Company's Principal Business: Helping clients with a range of online marketing needs, such as lead generation, content creation, content promotion, search engine marketing and branding.
Title: Chief Executive Officer.
Dates of Service: January 2015 to present.
Responsibilities: Mr. Heldreth is responsible for the overall management of the company and sales and marketing teams.

OFFICERS OF THE COMPANY

5.   **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

Name: Luke Patterson, CEO, Secretary, and Chief Financial Officer   **Dates of Service:** June 21, 2021 – Present (CEO and Secretary); June 21, 2021 – May 9, 2022 (Chief Financial Officer). See *"Directors of the Company"* section above for additional information.

Name: Jacob Patterson, Chief Technology Officer   **Dates of Service:** June 21, 2021 – Present
See *"Directors of the Company"* section above for additional information.

Name: Nicholas (Nick) Heldreth, Chief Marketing Officer   **Dates of Service:** June 21, 2021 – Present
See *"Directors of the Company"* section above for additional information.

Name: Gary Heitz, Chief Operating Officer   **Dates of Service:** June 21, 2021 – Present

Mr. Heitz has over 15 years of experience in sales, with a proven track record in growing revenue, developing business strategies and addressable markets. He is responsible for development of the Company's go to market strategy and execution. Mr. Heitz received a Bachelor of Science degree in Communication Business Management from the University of Illinois at Urbana-Champaign in 2003. Mr. Heitz has served as a director since the inception of the Company.

Mr. Heitz's Business Experience for the Last Three Years

Company: Cologix
Company's Principal Business: Operation of numerous network neutral data centers.
Title: VP North American Sales
Dates of Service: October 2018 to present
Responsibilities: Mr. Heitz is responsible for the management of the Enterprise sales executives as well as for the discovery, and negotiation of enterprise data center solutions for Fortune 1000 clients across North America.

Name: Stephen Rosen, Chief Financial Officer   **Dates of Service:** May 9, 2022 – Present

Mr. Rosen is an accomplished financial and operational executive, with extensive experience in wireless telecom, SaaS, Fintech, and Foodtech. His specialties include but are not limited to finance and operational leadership, raising capital, mergers and acquisitions, development, and execution of strategic business plans, TSX and SEC reporting, expense reduction and business development. He received a Bachelor of Arts degree (Anthropology) from York University in 1975 and a Chartered Accounting Degree from the Institute of Chartered Accountants of Ontario in 1980.

Mr. Rosen's Business Experience for the Last Three Years

Company: Budding Technologies, Inc.
Company's Principal Business: Software as a Service; mobile application that helps customers find and order locally available cannabis strains and products.
Title: Chief Financial Officer .
Dates of Service: May 9, 2022 to presen.t
Responsibilities: Mr. Rosen manages all financial and legal aspects of the Company including, internal accounting, HR, and other departments, as well as managing the Company's external legal counsel and auditing firms.

Company: Radium.
Company's Principal Business: Cloud computing service with a focus on Artificial Intelligence and Machine Learning.
Title: Interim Chief Financial Officer.
Dates of Service: March 2022 to present.
Responsibilities: Mr. Rosen manages all financial and legal aspects of the Company including, internal accounting, HR, as well as managing the Company's external legal counsel and auditing firms. Mr. Rosen is also assisting the Company raise CDN $3 million.

Company: Taurean Advisory Group Inc.
Company's Principal Business: Providing CFO and financial advisory services to a number of private and public companies.
Title: Chief Executive Officer.
Dates of Service: February 2019 to present.

Responsibilities: Mr. Rosen provides various CFO services for a number of private and public companies. His responsibilities range from acting as interim CFO, providing CFO signatory services for regulatory filings and day to day management of his clients' finances.

PRINCIPAL SECURITY HOLDERS

6. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Luke Patterson	2,125,000 shares of common stock	38.9%
Jacob Patterson	2,125,000 shares of common stock	38.9%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Business Overview

Budding Technologies, Inc., which we refer to as the Company, we, us, our, or by our unregistered trade name – Budbo – is a corporation that was formed under Nevada law on June 21, 2021. We are a technology company focused on the design and development of best-in-class technology solutions, powered by blockchain, to tackle supply chain management issues in the cannabis industry. Ideally, we will apply for and obtain patents for the solutions we design and develop.

The global cannabis industry is in the early stages of transitioning from an illicit to a legal economy. From a technology perspective, this rapidly evolving industry presents a unique opportunity: legalized sales of cannabis on a massive scale in new and emerging markets. High-volume sales, in turn, demand seed-to-sale technological solutions. Our Company, we believe, is uniquely positioned to address long-standing seed-to-sale pain points and redefine functionality in cannabis technology.

Business Plan

The Company believes that existing technology businesses focused on the cannabis industry have offered a set of narrow solutions that overlook many issues surrounding the management of the cannabis supply chain. Blockchain technology is ideal for addressing cannabis supply chain managements issues. Blockchain smart contracts, and the digital and the verifiable nature of blockchain, are ideal for recording and facilitating the exchange of value, goods, services, and private data. Putting cannabis data and transactions on blockchain smart contracts will increase the speed of service and save dispensaries and growers hundreds of thousands in reduced paperwork.

Accordingly, the Company is committed to developing and offering best-in-class technology solutions, powered by blockchain, to address cannabis supply chain management issues overlooked by other products and services. Initially we plan to offer a suite of cannabis industry solutions developed by our founders consisting of the Budbo App, Budbo Connect, BudboTrax, and our blockchain payment platform. We refer to that suite as the Budbo Ecosystem.

We believe that the solutions in this suite provide superior functionality for cannabis consumers and business, both in the United States and in the several foreign countries that we are targeting. Our plan is to increase marketing and sales of these Budbo solutions, to continue to refine the solutions in that suite, and to develop new, innovative, and profitable solutions for cannabis consumers and businesses.

See Question 10 for additional information on the use of proceeds from this offering in executing the business plan

Our Initial Solutions

Budbo App

The Budbo App is the Company's flagship product in our suite of blockchain-powered, technology solutions for the cannabis industry. Built for users of medical cannabis and users of recreational cannabis alike, the Budbo App is a mobile application that offers cannabis consumers a simple, fast, and intuitive user interface for discovering new products as well as finding the perfect product for the consumer's ailment, need, or preference. The Budbo App utilizes a product swiping feature, which we call "Puff or Pass," that enables users to indicate cannabis products they prefer or do not prefer. The Budbo App also includes a feature, which we call Budbo's "Product Match," that utilizes a proprietary algorithm that considers user reviews, lab results, and terpene profiles, to lead the way in cannabis related product discovery and match users with the ideal cannabis product suited for needs or desires.

As users swipe through the Budbo App, make purchases, and indicate preferences, and take other actions with the Budbo App, consumer data is collected and processed in real time. This data can provide sophisticated market intelligence, and we offer it to our dispensary, grower, manufacturer, and other cannabis business customers. Among other things, this consumer data can provide our business customers with invaluable insight into the purchasing preferences of cannabis users in their locale, thereby allowing those businesses to make better decisions regarding which strains of cannabis to grow, create, and stock on their shelves.

A hallmark of the Budbo Ecosystem is its token rewards system, a central purpose of which is to incentivize users of the Budbo App to indicate their cannabis product preferences and take other actions within the app, thereby generating valuable data for our business customers. In return for taking such actions in the Budbo App, the app user is "rewarded" with ERC-20, Budbo Tokens (BUBO). Where applicable, these tokens can be redeemed for products and features within the Budbo Ecosystem. Our token rewards system utilizes the Polygon.network scaling solution. The Budbo App incorporates a wallet – a feature we refer to as the "Budbo Wallet" – to facilitate a user's ability to store Budbo Tokens and engage in transactions with them and other cryptocurrencies through our blockchain payment platform.

We have already begun to make the Budbo App available to users; we plan to expand its release later this year. One reason we are seeking to raise funds with this offering is to help with the expanded release of the Budbo App.

Budbo Connect

Budbo Connect is a retailer dashboard that provides growers and vendors (*e.g.,* dispensaries) with business intelligence, allowing for proactive decision making. Budbo Connect is designed with the purpose of helping dispensaries sell more products. Budbo Connect gives dispensaries user-generated data laid out in a simple, elegant interface. Forthcoming point-of-sale and inventory management API integrations, which we plan to release no later than the end of 2023, will allow for retailers to easily maintain current menus and inventory on the Budbo App. Daily user interactions with the Budbo App drive the core analytical engine of Budbo Connect, providing data from users to dispensary owners and cultivators with knowledge on which strains to grow and exactly which products to stock to increase sales and grow revenue.

We plan to make Budbo Connect commercially available later this year. One reason we are seeking to raise funds with this offering is to help take Budbo Connect to market.

BudboTrax

Built to establish a delivery system for orders, BudboTrax is a telematic solution allowing for seamless, real time tracking of both business-to-business cannabis shipments as well as business-to-consumer cannabis deliveries. BudboTrax provides real-time visibility in the transport of cannabis products throughout the cannabis ecosystem. BudboTrax's functions include:

- Real-time GPS tracking of high value cannabis products on all shipments.

- Shipment documents scanned and stored in the cloud.

- Adjustable geofences and automated alerts.

- Driver "SOS" button to immediately report emergencies to authorities.

- Real-time verifiable pickup and delivery confirmations. visibility

Dispensaries and other vested parties will have full control over and insight into all cannabis movements via the Budbo Connect dashboard. From there, products can be tracked during transport by GPS via a free driver app that is part of the Budbo technology ecosystem. Cannabis dispensaries, cultivators and testing labs are all potential customers for BudboTrax as it can provide them with the confidence of knowing where their product is at all times.

We plan to make Budbo Connect commercially available in 2023. One reason we are raising funds with this offering is to help take Budbo Trax to market.

Our Blockchain Payment Platform

The cannabis industry remains largely an all-cash industry because many cannabis businesses are restricted in their ability to use banks and engage in debit or credit card transactions. The reason is that cannabis is illegal in the U.S. at the federal level and U.S. federal banking laws restrict or prohibit many banks and other financial institutions from taking deposits or processing money derived from cannabis transactions. As such, cannabis businesses face the costly and dangerous risks associated with conducting transactions largely in cash and having sizeable amounts of cash on hand. Cash is susceptible to being stolen, and cannabis businesses must maintain 24-hour surveillance of their businesses (*e.g.*, dispensary sites) to protect their cash from being stolen.

Our blockchain payment platform can help cannabis businesses mitigate these risks by digitizing payments for cannabis transactions, thereby eliminating, or at least reducing, the need to conduct cannabis transactions in cash. Our payment platform is built on the blockchain. It provides participants in the cannabis industry, including cannabis consumers, dispensaries, and growers, a flexible, secure means to conduct cannabis sales and engage in other cannabis transactions through several different cryptocurrencies – not cash. That said, some cannabis business and users may not wish to transact business in cryptocurrency. Our blockchain payment platform is flexible in that regard. By making use of swap protocols and liquidity pools through the Uniswap platform, our blockchain payment platform provides users and businesses the flexibility to conduct transactions through cryptocurrency tokens while still only accepting or dealing with fiat currency.

The "Budbo Wallet" feature within the Budbo App integrates with our blockchain payment platform, thus facilitating cannabis users' ability to make purchases from cannabis businesses via the Budbo App and our blockchain payment platform. Budbo Connect also integrates with our blockchain payment platform to facilitate the collection of customer analytics and other business intelligence from transactions conducted through the platform.

We plan to make our blockchain payment platform commercially available later this year. One reason we are seeking to raise funds with this offering is to help take that payment platform to market.

Additional Functionalities

We are in the process of finalizing the following functionalities, which we plan to bring to market no later than then the end of 2023. These functionalities either will be part of one or more of the solutions in the Budbo Ecosystem or separate features that we will offer as add-ons to one or more of the solutions in the Budbo Ecosystem (*e.g.*, with Budbo Connect, BudboTrax, or both).

- Point of Sale. We plan to offer a PoS integration functionality, including a banking portal, to facilitate mobile payments and PoS services. We plan for this functionality to include Android and iOS apps for consumers.

- Supplies/Equipment Ordering. Growers will be able to use the Purchasing Management module we plan to offer to receive real-time updates regarding purchasing trends and inventory balance.

- Inventory Management. Our Inventory Control module will allow for efficient management of all stages of the product life cycle. This module will enable growers and dispensaries to manage inventory levels and maintain tight controls on inventory replenishment, minimizing excess stock and ensuring timely order fulfillment.

- Seed to Sale Tracking. Our Seed to Sale Tracking Module will enable businesses to track and manage inventory – from planting and growing through processing, product shipping and, ultimately, to transactions at the PoS in dispensaries.

- Logistics. We plan to offer functionality to enable the Budbo Ecosystem to integrate with a cannabis business's logistics department to offer real-time insight into the status of the order delivery. Geo-fencing verification and GPS tracking is planned to be included to provide peace of mind to both consumers and retailers.

- <u>Client Management.</u> Our Customer Database module will allow for storing, accessing, and managing information on patients and other users, including strain preference, time data, geo-location of user, and proximity to dispensaries.

- <u>Analytics.</u> We plan to offer functionality to dispensaries to access real-time updates on targeted user likes, preferences, and products most likely to be purchased to improve their product offering and increase sales. With the use of the smart feature Grow Forecasting, they can meet dispensary demand ahead of time.

- <u>User Interactions.</u> We plan to provide users at the consumer end functionality enabling them to interact in a fun, immersive environment on the Budbo Ecosystem. With this functionality, consumers will be able to share reviews, play games, message, and connect in one place.

- <u>Retail Location Forecasting.</u> It is our plan to provide startup cannabis businesses looking to open a dispensary with a functionality to compare locations and access customer metrics to see which towns and neighborhoods hold the greatest potential.

- <u>Business Modeling.</u> We plan to provide functionality that will enable our business customers to use our real-time patient and consumer analytics to optimize their inventory and increase their sales.

Customers

The target customers for our cannabis technology solutions are cannabis consumers and cannabis businesses in the seed-to-sale supply chain. The latter customer group includes growers, transportation businesses, manufacturers, and dispensaries, all of whom can benefit from the business facing Budbo solutions which offer location-based customer insights and smart contracts stored on the blockchain to GPS tracking for shipments.

Sales and Marketing

Geographic Markets

The Company will initially launch its suite of Budbo solutions in the United States, Canada, Israel, and Germany. Following the initial launch and with product market fit, the Company intends to expand its offering of the Budbo suite of solutions into Luxembourg, Netherlands, and additional worldwide countries where cannabis may be used for medicinal or recreational purposes. The Budbo App will be available to users worldwide to begin building a user base across the globe.

Advertising/Awareness

A press team will place Budbo in commercial and trade industry publications such as High Times, The Leaf Desk and TechCrunch, in order to increase the Budbo brand awareness. The Budbo team will be participating in industry trade shows globally to increase our audience and brand awareness.

Intellectual Property

Our intellectual property includes the content of our website, our registered domain names, the solutions in the Budbo Ecosystem, the software code to those solutions and solutions and functionalities we are developing, trade secrets, and a patent application. To expand on the foregoing, we have registered domain names www.budbo.com and www.budbo.io; our website is found on the latter domain; and we utilize the trademark Budbo, which is not registered in our name; however, we are have entered into an agreement to transfer that registered trademark to us and we are in the process of completing and getting on file the necessary forms with the United States Patent & Trademark Office to transfer that registered trademark to our name. We have a U.S. patent application pending entitled "System And Method For Matching Cannabis Users To Cannabis Products - Patent Serial # 17/826,580." This application is for a system and method patent. The invention claimed in the application generally relates to computerized systems and methods for categorizing and recommending cannabis and associated products. It is our intent to file patent applications for new cannabis technology solutions as we develop them.

Competition

Currently, there are several tangential competitors in the seed-to-sale space. Flowhub, for example, offers a cannabis dispensary point-of-sale system, inventory management, compliance, and analytics platform. BioTrackTHC and MJ Freeway offer solutions that analyze compliance with state cannabis regulations and laws and have some production and point of sale components.

By comparison, the technology suite of solutions that the Company offers currently centers on the consumer-business relationship within the cannabis industry. Those solutions provide users with full control over their blockchain-based transaction history that is linked to local dispensaries and seed-to-sale systems, with the Company as the middleman that facilitates the connection.

The Company's three main competitors are Weedmaps and Leafly, which are publicly traded companies, and Dutchie. Weedmaps offers a consumer-facing platform that provides consumers with information regarding cannabis products, including online ordering, local retailer and brand listings, product discovery, and consumer education on cannabis. Weedmaps also offers SaaS solutions for cannabis businesses that includes point of sale, logistics, wholesale, delivery/fulfillment, and ordering solutions. Leafly operates a platform, with related mobile app, that purports to connect consumers to cannabis brands and licensed retailers by offering cannabis retailers and brands subscription-based marketplace listings that provide the audience with information, reviews, menus, and ordering and delivery options through legal retailers. Dutchie operates an e-commerce platform to facilitate consumer making purchases of cannabis products from participating dispensaries. Dutchie also offers cannabis businesses a technology platform with, among other things, point of sale, ecommerce, and payments components.

Regulatory Environment

Cannabis users and cannabis producers and retailers are subject to a rapidly evolving legal landscape in many jurisdictions in the United States and abroad. Indeed, in the United States the sale of cannabis is illegal under federal law and the laws of many states but permissible in several states. This dynamic and uncertain legal landscape will impact the customers of our solutions and, therefore, is likely to impact us. See *"Risk Factors"* below for more information.

One or more of our solutions or business operations may subject us to federal, state, or foreign laws and regulations regarding the collection, use, and dissemination of personally identifiable information. The data privacy legal landscape is expanding and changing rapidly. Failure to comply with such laws and regulations could subject the Company to penalties, fines, and private lawsuits. See *"Risk Factors"* below for more information.

Litigation

There are no existing legal suits pending, or to our knowledge, threatened, against our Company, which would have a material effect on the business of our Company.

Other

Our principal address is: 5457 5th Fairway Drive, Hollywood, SC 29449.

We conduct business principally in the United States, Canada, Germany, Israel, and Australia.

Because this Form C focuses primarily on information concerning our Company rather than the industry in which we operate, potential investors may wish to conduct their own separate investigation of our industry to obtain greater insight in assessing our prospects.

A copy of our investor pitch deck is attached as Exhibit C to this Form C. The offering pages for this offering on the Intermediary's Platform may be found at https://arcviewcapital.com/c/budbo/. You are encouraged to carefully review Exhibit C and the offering pages for this offering on the Intermediary's platform to learn more about the business of our Company, its industry, and future plans and prospects. Exhibit C, the offering pages for this offering on the Intermediary's Platform, and the summaries of the videos on those offering pages, which are attached hereto as Exhibit D, are incorporated by reference into this Form C.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   <u>**Discuss the material factors that make an investment in the issuer speculative or risky:**</u>

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition, or results of operations may suffer. As a result, you could lose part or all of your investment.

<u>**Risks Related to the Company**</u>

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company was formed as Nevada corporation, effective as of June 21, 2021. Therefore, we have a limited operating history, and the Company has no operating revenue to date. We are in a pre-revenue, development stage, and our future operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of the success of our Company must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the development of an entity in the business of designing, developing, and commercializing a mobile app. There can be no assurance that we will be able to generate revenues, that future revenues will be significant, that any sales will be profitable, or that we will have sufficient funds available to complete our marketing and development programs or to market any new products which we may develop. We currently have operating losses, have no substantive source of operating revenue, are unable to self-finance operations, have limited resources, and there can be no assurance that we will be able to develop such revenue sources or that our operations will become profitable, even if we are able to commercialize our products and build brand awareness.

Our Company has a history of incurring losses.

Although our Company has only been in existence since June 2021, we have incurred losses in that time. We incurred net losses of $16,244 for the year ended December 31, 2021. The extent of any future losses and whether or not the Company can generate profits in future years remains uncertain. The Company currently is pre-revenue and does not cover its operating expenses. We expect our capital outlays and operating expenditures to remain constant for the foreseeable future as we continue to focus on research and development and new product development, patent portfolio maintenance and business development. If we fail to generate sufficient revenue and eventually become profitable, or if we are unable to fund our continuing losses by raising additional financing when required, our shareholders could lose all or part of their investments.

Our products (i.e., our solutions) may never achieve significant market acceptance.

We may expend substantial funds and management effort on the development and commercialization of our technology solutions for the cannabis industry with no assurance that we will be successful in selling our products (*i.e.*, our solutions). Our ability to successfully commercialize our solutions will be dependent on the success of our development/engineering team. Our business could also be adversely affected if we expend money without any return. In order to successfully commercialize our solutions, we will need to continue to expand our sales and marketing efforts. If we fail to successfully commercialize our solutions, we may never receive a return on the substantial investments that we have made in product development, sales and marketing, quality assurance, as well as further investments we intend to make, which would have a material adverse effect on our business, financial condition, and results of operations.

We will need additional financing to execute our business plan, which we may not be able to secure on acceptable terms, or at all.

We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments or employ internal cost savings measures.

In order for our Company to compete and grow, we must attract, recruit, retain, and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

The Company's success depends on the experience and skill of its executive officers, board of directors, and key employees.

In particular, the Company is dependent on Luke Patterson, who is the CEO, Secretary, and a member of the Board of Directors, Jacob Patterson, who is the Chief Technology Officer and a member of the Board of Directors, Nick Heldreth, who is the Chief Marketing Officer and a member of the Board of Directors, Stephen Rosen, who is the Chief Financial Officer, and Gary Heitz, who is the Chief Operating Officer. The loss of any of them could harm the Company's reputation, business, financial condition, cash flow, and results of operations.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Our competitors control a large percentage of the current marketplace for solutions like those we offer.

The biggest risk from our competition is that there are only a few similar type companies, and they control a large percentage of the current marketplace. Although the Company is confident that it can disrupt the industry, the big players such as Leafly, Weedmaps and Dutchie have the financial resources and ability to impede the progress of the Company. The competitors currently do not have the technology that the Company has developed, however, they have the financial resources to quickly develop similar technology to compete directly with the Company.

Cannabis remains illegal at the U.S. federal level and in many states.

A number of states have enacted laws allowing their citizens to purchase and use recreational cannabis and/or medical cannabis and to operate medical and recreational cannabis cultivation, production, or dispensary facilities. However, at the time this offering is being commenced, cannabis is illegal under United States federal law, and under the laws of many states and foreign countries. Strict enforcement of federal law regarding cannabis would likely result in the inability to proceed with the business plans of the Company.

Because our business is ultimately dependent upon continued market acceptance of cannabis by consumers, any negative trends could adversely affect our business operations.

We are dependent on public support, continued market acceptance and the proliferation of consumers in legal cannabis markets. While we believe that the market and opportunities in the space will continue to grow, we cannot predict the future growth rate or size of the market. Any downturns in, or negative outlooks on, the cannabis industry may adversely affect our business and financial condition.

Expansion of our business is dependent on the continued legalization of cannabis.

Expansion of our business is in part dependent upon continued legalization of cannabis in jurisdictions in the United States and foreign countries. The slowing of legalization could negatively impact our business and its prospects for growth.

The rapid changes in the cannabis industry and applicable laws and regulations make predicting and evaluating our future prospects difficult and may increase the risk that we will not be successful.

The cannabis industry – and the complex regulatory regime applicable to it – is evolving rapidly and may develop in ways that we cannot anticipate. The pace of dramatic change in the cannabis industry makes it difficult to assess our future prospects, and you should evaluate our business in light of the risks and difficulties we may encounter as the industry continues to evolve. These risks and difficulties include:

- managing complex, disparate, and rapidly evolving regulatory regimes imposed by U.S. federal, state, and local governments and foreign governments applicable to cannabis and cannabis-related businesses;

- adapting to rapidly evolving cannabis industry trends and the way cannabis consumers and businesses interact with technology;

- successfully competing with existing and future participants in the market for cannabis-related products like ours;

- adapting to changes in the cannabis industry if sales of cannabis expand significantly beyond a regulated model, and commodification of the cannabis industry;

- successfully implementing and executing our business and marketing strategies; and

- successfully expanding our business into new and existing cannabis markets.

If we experience security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data, or user data, we may face loss of revenue, harm to our brand, business disruption, and significant liabilities.

We collect, use, and process a variety of personal data, such as email addresses, mobile phone numbers, and location information. As such, we may be an attractive target of data security attacks by third parties. Any failure to prevent or mitigate security breaches or improper access to, use of, or disclosure of any such data could result in significant liability and a material loss of revenue resulting from the adverse impact on our reputation and brand, a diminished ability to retain or attract new users of our solutions, and disruption to our business. We rely on third-party service providers to host or otherwise process some of our data and that of users of our solutions, and any failure by such third party to prevent or mitigate security breaches or improper access to, or disclosure of, such information could have similar adverse consequences for us.

Because the techniques used to obtain unauthorized access, disable, or degrade services, or sabotage systems change frequently and are often unrecognizable until launched against a target, we may be unable to anticipate these techniques and implement adequate preventative measures. Our servers and solutions may be vulnerable to computer viruses or physical or electronic break-ins that our security measures may not detect. Individuals able to circumvent our security measures may misappropriate confidential, proprietary, or personal information held by or on behalf of us, disrupt our operations, damage our computers, or otherwise damage our business. In addition, we may need to expend significant resources to protect against security breaches or mitigate the impact of any such breaches, including potential liability that may not be limited to the amounts covered by our insurance. Security breaches could also expose us to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental investigation.

We are subject to industry standards, governmental laws, regulations, and other legal obligations, particularly related to privacy, data protection and information security, and any actual or perceived failure to comply with such obligations could harm our business.

We are subject to regulation by various federal, state, provincial, local, and foreign governmental authorities, including those responsible for monitoring and enforcing employment and labor laws, securities laws, and tax laws. These laws and regulations are subject to change over time and thus we must continue to monitor and dedicate resources to ensure continued compliance.

In addition, our business may be subject to various federal, state, and foreign privacy and data protection laws and regulations. There are several such laws and regulations governing collection, dissemination, use and confidentiality of personally identifiable information. We may receive, store, process, and use personal information. The regulatory framework for data privacy issues worldwide, including in the United States, is rapidly evolving and is likely to remain uncertain for the foreseeable future, as many new laws and regulations regarding the collection, use and disclosure of personally identifiable information and other data have been adopted or are under consideration and existing laws and regulations may be subject to new and changing interpretations. In the United States, there are federal and state laws and regulations pertaining to data privacy. Many foreign countries and governmental bodies, among them Canada and the European Union, have data privacy laws and regulations. A failure or perceived failure by us to comply with federal, state, or foreign data privacy laws, regulations, or industry standards could result in government enforcement actions and prosecutions, private litigation, fines and penalties, or adverse publicity, which, in turn, could have an adverse effect on our reputation and business.

The successful operation of our business depends upon the performance and reliability of Internet, mobile, and other infrastructures that are not under our control.

Aspects of our solutions depend on the performance and reliability of Internet, mobile, and other infrastructures that are not under our control. Disruptions in Internet infrastructure or GPS signals or the failure of telecommunications network operators to provide us with the bandwidth needed for our solutions to operate could interfere with their performance. In addition, we have no control over the costs of the services provided by national telecommunications operators. If mobile Internet access fees or other charges to Internet users increase, use of our flagship solution, the Budbo App, in particular may decrease, which may in turn cause our revenue to significantly decrease.

Our business depends on the efficient and uninterrupted operation of mobile communications systems. The occurrence of an unanticipated problem, such as a power outage, telecommunications delay or failure, security breach, or computer virus could result in delays or interruptions to our products, offerings, and platform, as well as business interruptions for us and platform users. Furthermore, foreign governments may leverage their ability to shut down directed services, and local governments may shut down our platform at the routing level. Any of these events could damage our reputation, significantly disrupt our operations, and subject us to liability, which could adversely affect our business, financial condition, and operating results.

Our business depends upon the interoperability of our platform across devices, operating systems, and third-party applications that we do not control.

An important feature of our solutions can be their interoperability with a range of devices, operating systems, and third-party applications. We depend on the accessibility of our platform across these third-party operating systems and applications that we do not control. Moreover, third-party services and products are constantly evolving, and we may not be able to modify the Budbo App or our other solutions to assure their compatibility with that of other third parties following development changes. The loss of interoperability, whether due to actions of third parties or otherwise, could adversely affect our business.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and the Company's patent protection could be reduced or eliminated for non-compliance with these requirements.

We plan on filing applications for patents related to some or all of the cannabis technology solutions we may develop. The process for obtaining a U.S. patent can be expensive. In addition, once a patent is issued, periodic maintenance and annuity fees on issued United States patents and most foreign patent applications and patents must be paid to the U.S. Patent and Trademark Office, or USPTO, and foreign patent agencies, respectively, in order to maintain such patents and patent applications. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application, examination, and issuance processes. While an inadvertent lapse can, in some cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patent application, and, if issued, patent, covering our product or product candidates, our competitors might be able to enter the market with similar or identical products or technology, which would have a material adverse effect on our business, financial condition, and results of operations.

We could become subject to patent litigation which could be costly, result in the diversion of management's time and efforts, and require us to pay damages.

Our solutions could become subject to patent litigation which could be costly, result in the diversion of management's time and efforts and require us to pay damages. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Our competitors may assert that our products, their components, or the systems or methods we employ are covered by U.S. or foreign patents held by them. In addition, they may claim that their patents have priority over patents we may obtain or that our patent application should not be granted or, if a patent is granted to us, it should be invalidated. Because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our product may infringe. There could also be existing patents that one or more components of our products may inadvertently be infringing, of which we are unaware. As the number of participants in the market for ancillary cannabis products grows, the possibility of patent infringement claims against us increases.

Any litigation or claims against us may cause us to incur substantial costs, could place a significant strain on our financial resources, divert the attention of management from our core business, and harm our reputation. If the relevant patents were upheld as valid and enforceable and we were found to infringe, we could be required to pay substantial damages and/or royalties and could be prevented from selling our products unless we could obtain a license or were able to redesign our products, systems, or methods to avoid infringement.

We are, or may become in the future, dependent on our collaborative agreements for the development of products and business development.

In conducting our product research and development activities, we will in the future rely on our management and engineering, marketing and other team members, and commercial partners for both strategic and financial resources. The loss of, or failure to perform by us, or our failure to secure additional agreements for other products in development, would substantially disrupt or delay our research and development and commercialization activities. Any such loss would likely increase our expenses and materially harm our business, financial condition, and results of operation.

Reliance on third-party relationships and outsourcing arrangements could adversely affect our business.

We utilize third parties, including external marketing and advertising agencies, engineers, independent account managers, and third-party service providers, such as our web hosting service provider, for selected aspects of commercialization of certain software products, support for information technology systems, and certain financial transactional processes. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, confidentiality, or other obligations to us could have a material adverse effect on our business.

The forecasts of market growth included in our business plan and investor presentations may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in our business plan and investor presentations may prove to be inaccurate. Even if these markets experience the forecasted growth described in our business plan, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in our business plan should not be taken as indicative of our future growth.

If the quality of our products and technologies does not meet the expectations of prospective customers, then our brand and reputation could suffer, and our business could be adversely impacted.

In the course of conducting our business, we must adequately address quality issues that may arise with our product offerings and technologies. If the quality of our products and technologies does not meet the expectations of our customers, then our brand and reputation could suffer, and our business could be adversely impacted.

Changes in development methods and configurations of our product offerings in development may result in additional costs or delay, which could have a material adverse effect on our business, financial condition, and results of operations.

As we modify existing products and develop new products, we may alter development methods and configurations of the product offerings along the way in an effort to optimize processes and results. Any changes we make carry the risk that they will not achieve the intended objectives and instead could result in unforeseen adverse events or have undesirable effects that impact the altered products. Such changes may also require additional testing and development, which could increase costs, delay product offering launches, and jeopardize our ability to commence or maintain sales and generate revenue as expected, all of which could have a material adverse effect on our business, financial condition, and results of operations.

We may pursue additional opportunities to acquire complementary businesses, which could dilute our shareholders' ownership interests, incur expenditure, and have uncertain returns.

We may seek to expand through future acquisitions of either companies or properties, however, there can be no assurance that we will locate attractive acquisition candidates, or that we will be able to acquire such candidates on economically acceptable terms, if at all, or that we will not be restricted from completing acquisitions pursuant to contractual arrangements. Future acquisitions may require us to expend significant amounts of cash, resulting in our inability to use these funds for other business or may involve significant issuances of equity. Future acquisitions may also require substantial management time commitments, and the negotiation of potential acquisitions and the integration of acquired operations could disrupt our business by diverting management and employees' attention away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically diverse organizations, integrating personnel with disparate backgrounds, and combining different corporate cultures.

Any future acquisition involves potential risks, including, among other things:

- difficulty assimilating or integrating acquired or licensed technologies, products, employees, or business operations;

- issues maintaining uniform standards, procedures, controls, and policies;

- unanticipated costs associated with acquisitions or strategic alliances, including the assumption of unknown or contingent liabilities and the incurrence of debt or future write-offs of intangible assets or goodwill;

- diversion of management's attention from our core business and disruption of ongoing operations;

- risks associated with entering new markets in which we have limited or no experience;

- potential losses related to investments in other companies;

- potential loss of key employees of acquired businesses; and

- increased legal and accounting compliance costs.

At times, future acquisition candidates may have liabilities or adverse operating issues that we may fail to discover through due diligence prior to the acquisition. If we consummate any future acquisitions with unanticipated liabilities or that fails to meet expectations, our business, results of operations, cash flows or financial condition may be materially adversely affected. The potential impairment or complete write-off of goodwill and other intangible assets related to any such acquisition may reduce our overall earnings and could negatively affect our balance sheet.

Risks Related to the Company's Securities and this Offering

If we close this offering and do not raise enough to cover our offering related expenses, our offering related expenses will be in excess of the amount raised in this offering, and your entire investment will have been used to pay expenses and not further the growth of the Company.

If we close this offering and the amount raised in it is less than our offering related expenses, all of the funds raised, plus additional corporate funds held by the Company will be used to pay offering expenses. This means that not only will the Company not have raised capital to further its business plan and grow, but your money and existing cash and other resources currently held by the Company will be used only to cover offering expenses. This means that the offering will be detrimental to us instead of furthering our business plan.

You are granting a proxy to vote your common stock to the Chief Executive Officer of our Company, and, thus, will not have the right to vote on any matters coming before the stockholders of our Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our Company and the election of our directors.

At the closing of this offering, you will sign a proxy (included in your subscription agreement) that gives the Chief Executive Officer of our Company the right to vote your common stock on all matters coming before the holders of our common stock for a vote. Our CEO does not have any fiduciary duty to you to vote your common stock in a manner that is in your best interests. Accordingly, our CEO may vote its proxy in a manner that may not be in the best interests of holders of our common stock. For example, our CEO may vote the proxy in favor of an amendment to our certificate of incorporation that adversely affects the rights of the holders of our common stock in order to allow for a new investment to occur where the new investor requires senior rights. By granting a proxy to our CEO, you will not have the right to vote your shares on any matters. As a result, you will have no say in any major corporate actions such as amendments to our certificate of incorporation, the creation of securities that are senior to our common stock, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our Company and all other major corporate events.

We may offer and sell securities in a concurrent private placement at prices that are lower than the price that you are paying for your securities and those securities that we sell in the private placement may have rights that are senior to your rights, which would result in dilution and may negatively affect the value of your securities.

We reserve the right to sell our securities in a private placement transaction that occurs concurrent with this offering. Those securities may be common stock, SAFE securities (simplified agreement for future equity), preferred stock, convertible notes, or other securities. Any securities that we sell for cash to investors in a private placement while this offering is ongoing will have a conversion cap, liquidation preference, conversion price, price or similar valuation mechanism that is based upon a valuation for our Company that is equal to or may be lower than or higher than the valuation at which securities are being sold in this offering. Investors should be aware that the securities that we sell in a concurrent private placement may have a liquidation preference, security interest, sinking fund, redemption provision or similar right that is senior to your rights as a common stockholder of this Company and, accordingly, such other securities may be superior to our common stock in various ways even though they are being sold at the same valuation as we are selling our common stock in this offering. Any such concurrent private placement would result in dilution to you, and your rights may be subordinate to the rights of the holders of securities sold in such private placement resulting in a potential loss of all or part of the value of the security you are purchasing in this offering.

Affiliates of our Company, including officers, directors, and existing stockholders of our Company, may invest in this offering and their funds will be counted toward our achieving the minimum amount.

There is no restriction on our affiliates, including our officers, directors, and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our Company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering.

We intend to use some of the proceeds from the offering for unspecified working capital.

This means that we have ultimate discretion to use this portion of the proceeds as we see fit and have chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this offering. We may choose to use the proceeds in a manner that you do not agree with, and you will have no recourse. A use of proceeds that does not further our business and goals could harm our Company and its operations and ultimately cause you to lose all or a portion of your investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The securities being sold in this offering will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Our bylaws contain a right of first refusal, which can also restrict a stockholder's ability to sell or otherwise transfer its shares of Company stock.

Section 5.5 of the Company's bylaws restricts the ability of a stockholder to sell or otherwise transfer his shares of stock in the Company as Section 5.5 provides the Company with a right of first refusal in the event a stockholder seeks to sell or otherwise transfer its shares of stock in the Company, subject to some exemptions. Section 5.5 provides that no stockholder may sell or otherwise transfer any of the shares of stock of the Company, except by a sale or transfer that meets the requirements set forth in Section 5.5. Those requirements generally provide that a stockholder must first give written notice to the Company of the stockholder's desire to sell or otherwise transfer any of his shares of stock, and the Company shall then have the option to purchase the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the Company shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. Certain transfers are exempt from the requirements of Section 5.5 of the Company's bylaws.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this offering, our Company, or any securities of our Company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

There is no guarantee of a return on your investment.

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

We do not intend to pay dividends to our common shareholders in the foreseeable future.

While shares of our common stock are eligible for dividends, we do not plan to declare dividends to our shareholders in the foreseeable future, and we may never declare dividends.

We have the right to extend the offering deadline.

We may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without our Company receiving the minimum amount, at which time committed funds will become immediately available for withdrawal from the investor's brokerage account maintained with the Intermediary without interest or deduction, or until we receive the minimum amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the securities will be issued and distributed to you.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issue additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of our assets at the time of issuance.

Management has discretion over the proceeds of this offering.

We expect to use the net proceeds of this offering, over time, for general marketing and advertising, leasing costs, debt repayment, and general working capital. However, we have no current specific plans for the net proceeds of this offering other than as outlined in the use of proceeds section of this offering statement. As a result, our management will have the discretion to allocate the net proceeds to uses that investors may not deem desirable. There can be no assurance that the net proceeds can or will be invested to yield a significant return.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our Company or a registration of the securities.

There can be no assurance that any form of merger, combination, or sale of our Company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related, or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our securities.

The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results, or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

General Risk Factors

The current novel coronavirus, or COVID-19, pandemic, or the future outbreak of any other highly infectious or contagious diseases, including but not limited to those based on the Omicron or Delta variants of the coronavirus, could materially and adversely impact or cause disruption to our performance, financial condition, results of operations, cash flows and ability to pay distributions. Further, the pandemic has caused disruptions in the U.S. and global economies and financial markets and created widespread business continuity issues of an as yet unknown magnitude and duration.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. The virus has since spread to over 150 countries and every state in the United States. On March 11, 2020, the World Health Organization declared the outbreak a pandemic, and on March 13, 2020, the United States declared a national emergency. Most states and cities reacted to the coronavirus pandemic, as well as outbreaks thereafter of variants of the coronavirus, including the Omicron and Delta variants, by instituting quarantines, restrictions on travel, "stay at home" rules and restrictions on the types of businesses that may continue to operate, as well as guidance in response to the pandemic, outbreaks of the coronavirus variants, and the need to contain them.

We expect that, like most businesses world-wide, the coronavirus pandemic and outbreaks of coronavirus variants will impact us in ways that may be material. The impact of the COVID-19 pandemic and measures to prevent its spread, as well as the spread of its related Omicron and Delta variants, could materially negatively impact our ability to launch and operate our business and our results of operations, financial condition and liquidity in a number of ways, including a lack of capital sufficient to develop our product offerings or operate our Company and the potential inability to maintain adequate staffing for the development of product offerings and management of our Company due to shelter-in-place orders and/or the continued duration or expansion of the pandemic. The extent of the COVID-19 pandemic's effect on our operational and financial performance will depend on future developments including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict. Due to the speed with which the situation is developing, we are not able at this time to estimate the effect of these factors on our business, but the adverse impact on our business, results of operations, cash flows and financial condition could be material.

The impact of global, regional, or local economic and market conditions may adversely affect our business, operating results, and financial condition.

Our performance is subject to global economic conditions and economic conditions in one or more of our key markets. Those economic conditions, including but not limited to inflation, could impact, among other things, our access to capital, liquidity, and other financial resources we need to operate and expand, as well as our operating costs.

Economic conditions may also adversely impact sales of medicinal and recreational cannabis. Such declining sales could result in our clients going out of business or decide not to purchase, or to stop using, one or more of our product offerings. Negative economic conditions may also affect third parties with whom we have entered into relationships and upon whom we depend in order to grow our business.

Inflation may adversely affect our financial condition and results of operations.

Inflationary factors such as increases in the cost of our solutions, and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our future ability to succeed financially. If we increase our sales prices to address inflation, there is no guarantee that our prices would be competitive in the market or that potential customers would recognize the increase in price is worth the benefits that our solutions provide to them. If sales decrease as a result of a price increase, our gross revenues could be materially impacted which would impact our overall results from operations.

Geopolitical conditions, including acts of war or terrorism could adversely affect our business.

Our operations could be disrupted by acts of war, terrorist activity, or other similar events, including the current or anticipated impact of military conflict and related sanctions imposed on Russia, Belarus, and certain individuals and entities connected to Russian or Belarusian political, business, and financial organizations by the United States and other countries due to Russia's recent invasion of Ukraine. It is not possible to predict the broader consequences of the conflict, including related geopolitical tensions, and the measures and retaliatory actions taken by the U.S. and other countries in respect thereof as well as any counter measures or retaliatory actions by Russia or Belarus in response, including, for example, potential cyberattacks or the disruption of energy exports, is likely to cause regional instability, geopolitical shifts, and could materially adversely affect global trade, currency exchange rates, regional economies and the global economy. The situation remains uncertain, and while it is difficult to predict the impact of any of the foregoing, the conflict and actions taken in response to the conflict could increase our costs and impair our ability to raise additional capital when needed on acceptable terms, if at all, or otherwise adversely affect our business, financial condition, and results of operations.

THE OFFERING

9.   **What is the purpose of the offering?**

The purpose of the offering is to raise capital with common stock for our research; advertising; general marketing of our products, *i.e.*, our solutions (including expanding the release of the Budbo App and making Budbo Connect, Budbo Trax, our blockchain payment platform, and the functionalities described above in *"Our Initial Solutions – Additional Functionalities"* commercially available); lease deposit; and general working capital. In addition, the proceeds from this offering will be used to pay for legal and accounting costs.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount is Sold	If Maximum Amount is Sold[1][2]
Total Proceeds	$100,001	$4,999,995
Less: Offering Expenses		
(A) Intermediary Commissions (7%)	$7,000.07	$349,999.65
(B) Legal Expenses	$20,000	$60,000
(C) Accounting Expenses	$10,000	$10,000
(D) Miscellaneous Offering Expenses	$4,000	$160,000
Net Proceeds	$59,000.93	$4,419,995.35
Use of Net Proceeds		
(E) Advertising	$10,000	$500,000
(F) Marketing and Other Expenses Relating to Securities Offerings	$10,000	$20,000
(G) Research and Development	$10,000	$100,000
(H) Business Development	$10,000	$50,000
(I) Payment to Debts[3]	$0	$32,396.72
(H) General Working Capital	$19,000.93	$3,717,598.63
Total Use of Net Proceeds	$59,000.93	$4,419,995.35

(1) We will accept proceeds in excess of the target offering amount of $100,001. We will allocate oversubscriptions in our discretion. We will use the oversubscribed amount up to $4,999,995 in the manner described in the above table.

(2) The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding for the fully implement our business plan. Please see section entitled "Risk Factors."

(3) For more information, please see question 24 entitled "Describe the terms of any indebtedness of the issuer."

11. **(a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the material s used.**

No.

(b) How will the issuer complete the transaction and deliver securities to the investors?

The transaction between the issuer and investors will be completed through the Arcview Capital, LLC online crowdfunding platform, https://arcviewcapital.com/c/budbo/. Arcview Capital, LLC's offices are located at 159 20th Street, Brooklyn, New York 11232. Arcview Capital, LLC will serve as the intermediary.

Upon acceptance of an investor's subscription by our Company and delivery of the subscription amount into the escrow account, the investor will be able to download a fully signed copy of the subscription agreement and a confirmation of the investor's investment and the number of shares of our common stock acquired by the investor.

12.   **How can an investor cancel an investment commitment?**

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. New York time, 48 hours prior to the offering deadline identified in these offering materials, which is January 31, 2023.

Cancellation instructions can be found on the investor dashboard accessible through the Arcview Capital, LLC crowdfunding platform, https://arcviewcapital.com/c/budbo/. An investment commitment will be considered cancelled after the investor completes the necessary cancellation items available on the investor dashboard and electronic is provided to the investor of cancellation. If an investor's investment commitment is cancelled, the corresponding investment shall be refunded to the investor without deduction for any fee, commission, or expense, and without accrued interest with respect to any money received.

Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date. After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis.

Material Changes

If there is a material change to the terms of the offering or to the information provided by the issuer in connection therewith, Arcview Capital, LLC will send notice to each investor of such material change and inform the investor that the investment commitment will be canceled unless the investor reconfirms their investment commitment within five business days. If any investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be canceled automatically and the escrow agent, Equiniti Trust Company, will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was canceled and a direct the refund of the investment.

No Closings

If the Company fails to reach the target offering amount by the offering deadline, each investor's investment commitment will be canceled automatically and Arcview Capital, LLC will direct refund of each canceled investment to the investor within five business days.

> **NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**
>
> **The intermediary will notify investors when the target offering amount has been met.**
>
> **If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**
>
> **If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**
>
> **If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.**

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   <u>**Describe the terms of the securities being offered.**</u>

Terms of the Offering

We are offering up to 909,090 of our common stock for $4,999,995. We are attempting to raise a minimum amount of $100,001 in this offering, which we refer to as the minimum amount or target amount.

We must receive commitments from investors in an amount totaling the minimum amount by January 31, 2023 which we refer to as the offering deadline, in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no securities will be sold in the offering, investment commitments will be canceled, and committed funds will be returned without interest or deductions. We have the right to extend the offering deadline at our discretion. You have the right to cancel your investment in the event that we extend the offering deadline and you choose not to reconfirm your investment. We will accept investments in excess of the minimum amount up to $4,999,995, which we refer to as the maximum amount, and the additional securities will be allocated as set forth in Question 10 of this Form C.

The price of the securities does not necessarily bear any relationship to our Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the securities.

In order to purchase the securities, you must make a commitment to purchase by completing the subscription agreement. Investor funds will be held in escrow with Equiniti Trust Company who we refer to as the escrow agent, until the minimum amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the offering deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify investors when the minimum amount has been reached. If we reach the minimum amount prior to the offering deadline, we may close the offering at least five (5) days after reaching the minimum amount and providing notice to the investors. If any material change (other than reaching the minimum amount) occurs related to the offering prior to the offering deadline, we will provide notice to investors and receive re-confirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the minimum amount is reached, the funds will be released to our Company upon closing of the offering, and the investor will receive the securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to us upon a subsequent closing, and the investor will receive securities via digital registry in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the securities was determined arbitrarily. The minimum amount that a purchaser may invest in the offering is $495.

The offering is being made through Arcview Capital, LLC, the Intermediary.

Commission/Fees

7.0% of the amount raised in the offering.

Stock, Warrants and Other Compensation

Not applicable.

Transfer Agent and Registrar

We will act as transfer agent and registrar for the securities, which will be set forth in a stock ledger. No physical certificates will be delivered.

14. **Do the securities offered have voting rights? [X] Yes [ ] No**

Holders of our common stock are entitled to one vote per share of common stock held.

Notwithstanding the foregoing, the holders of the common stock have granted a proxy to our CEO, which gives our CEO the sole and exclusive right to vote the common stock on behalf of the purchasers of the securities both in connection with all matters coming before the holders of our common stock for a vote. See *"Risk Factors - Risks Related to the Company's Securities and this Offering - You are granting a proxy to vote your common stock to the Chief Executive Officer of our Company, and, thus, will not have the right to vote on any matters coming before the stockholders of our Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our Company and the election of our directors."*

15. **Are there any limitations on any voting or other rights identified above? [ ] Yes [X] No**

We do not have any voting agreements or shareholder/equity holder agreements in place. See the response to question 14 above and the references to the proxy being granted to the CEO.

16. **Explain how the terms of the securities being offered may be modified?**

The rights of the holders of common stock of our Company may only be modified by the majority vote of the shares of common stock of our Company outstanding and entitled to vote, unless a greater number of voting shares is required by applicable law. The shares being offered are subject, however, to a proxy in favor of our CEO as disclosed elsewhere herein.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred:

    (1) to the Company;

    (2) to an "accredited investor;"

    (3) as part of an offering registered with the United States Securities and Exchange Commission or

    (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

      NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D promulgated under the Securities Act, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

      The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and

includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Section 5.5 of the Company's bylaws also restricts the ability of a stockholder to sell or otherwise transfer his shares of stock in the Company as Section 5.5 provides the Company with a right of first refusal in the event a stockholder seeks to sell or otherwise transfer its shares of stock in the Company, subject to some exemptions. Section 5.5 provides that no stockholder may sell or otherwise transfer any of the shares of stock of the Company, except by a sale or transfer that meets the requirements set forth in Section 5.5. Those requirements generally provide that the stockholder must first give written notice to the Company of the stockholder's desire to sell or otherwise transfer any of his shares of stock, and the Company shall then have the option to purchase the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the Company shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. Certain transfers are exempt from the requirements of Section 5.5 of the Company's bylaws.

DESCRIPTION OF ISSUER'S SECURITIES

17.   **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

As of the date of this offering statement, our authorized capital stock consists of 100,000,000 shares of common stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this offering statement, a total of 5,469,300 shares of common stock are issued and outstanding, and zero shares of preferred stock are issued and outstanding.

Each share of common stock is entitled to one vote per share. The shares being offered are subject, however, to a proxy in favor of our CEO as disclosed elsewhere herein. Shares of common stock do not have anti-dilution rights. With respect to the rights of holders of shares of preferred stock of the Company, the Company's Board of Directors is authorized to issue, by resolution, shares of preferred stock in one or more series, and in connection with the creation of any such series, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences to the extent permitted by the Nevada Revised Statutes.

The Company does not have any debt or other securities authorized or outstanding. The Company does not have any warrants, options, or similar rights outstanding.

We may also offer preferred stock, or other debt or equity securities, including derivative securities like options, warrants and convertible debentures or notes in the future.

We reserve the right to sell our securities in a private placement transaction that occurs concurrent with this offering. Those securities may be common stock, SAFE securities (simplified agreement for future equity), preferred stock, convertible notes, or other securities. Any securities that we sell for cash to investors in a private placement while this offering is ongoing will have a conversion cap, liquidation preference, conversion price, price or similar valuation mechanism that is based upon a valuation for our Company that is equal to or may be lower than or higher than the valuation at which securities are being sold in this offering. Investors should be aware that the securities that we sell in a concurrent private placement may have a liquidation preference, security interest, sinking fund, redemption provision or similar right that is senior to your rights as a common stockholder of this Company and, accordingly, such other securities may be superior to our common stock in various ways even though they are being sold at the same valuation as we are selling our common stock in this offering.

18.   **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The shares of our common stock being issued in this offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the Company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same.

19.   **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** [   ] Yes [X] No

20.   **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

If the principal shareholders exercise their voting rights, then the minority shareholders will have no ability to override the principal shareholders' votes. As a minority shareholder in the Company, you will have limited ability, if at all, to influence our policies or any other corporate matters.

21.   **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The securities being offered have been arbitrarily valued. Also, see the *"The offering price in this offering may not represent the value of our securities"* risk factor.

22.   **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority shareholder in our Company, you will have limited ability, if at all, to influence our policies or any other corporate matters such as amendments to our articles of incorporation, the creation of securities that are senior to the common stock being offered, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our Company and all other major corporate events. Furthermore, the shares being offered are subject to a proxy in favor of our CEO as disclosed elsewhere herein.

23.   **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The securities do not have anti-dilution rights, which means that corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties, could dilute the ownership percentage that the Investor may eventually have in the Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this offering (*i.e.*, a down round), your valuation will remain the same as you have no price based anti-dilution protection.

24.   **Describe the terms of any indebtedness of the issuer.**

The debts of the issuer are a $32,396.72 loan from Liquimedlock Inc.

Creditor(s)	Amount Outstanding(1)	Interest Rate	Maturity Date
Liquimedlock Inc.	$32,396.72	12%	August 31, 2022

(1)   As of June 9, 2022.

25.   **What other exempt offerings has the issuer conducted within the past three years?**

Since inception we have sold a total of 5,469,300 shares of our common stock to our existing stockholders in private placement transactions that are exempt from the registration requirements of the Securities Act of 1933, as amended by virtue of the exemption provided by Section 4(a)(2) of the Securities Act and under similar exemptions from state securities law requirements.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
        (1) any director or officer of the issuer;
        (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
        (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
        (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Taurean Advisory Group Inc.	Company owned by Stephen Rosen, Company's CFO	Consulting Agreement with Company whereby Stephen Rosen is to provide CFO services.	$78,000 + expenses

FINANCIAL CONDITION OF THE ISSUER

27. **Does the issuer have an operating history?** [X] Yes [ ] No

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Financial Information

Operations

Budding Technologies, Inc. is a software development company with minimal operating history and is pre-revenue. We expect to finalize our development and commercialize our business within the next six months. We have shown only losses since our inception in June 2021.

We do not intend to achieve profitability for approximately the next twelve (12) months and intends to focus on our advertising and marketing campaigns in order to reduce our time frame to becoming a high growth, profitable and globally known brand.

Liquidity and Capital Resources

The proceeds from this offering are essential to our operations. We plan to use the proceeds to pay staff, repay loans, and add business development capability. The proceeds from this offering will have a beneficial effect on our liquidity, as we currently have approximately $5,000 in cash on hand which will be augmented by the offering proceeds and used to execute our business strategy.

There is no guarantee that the Company has, or will have, any additional sources of capital other than the proceeds from this offering.

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board of Directors.

Material Changes and Other Information

None.

29.   **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Attached as Exhibit A to this offering statement are the Company's financial statements for the year ended December 31, 2021 that have been audited by a public accountant that is independent of the Company. The financial statements are an important part of this Form C and should be reviewed in their entirety.

30.   **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   (i) in connection with the purchase or sale of any security? [   ] Yes [X] No

   (ii) involving the making of any false filing with the Commission? [__] Yes [X] No

   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [   ] Yes [X] No

If Yes to any of the above, explain:_____

(2)   Is any such person subject to any order, judgment, or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i) in connection with the purchase or sale of any security? [   ] Yes [X] No;

   (ii) involving the making of any false filing with the Commission? [   ] Yes [X] No

   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [   ] Yes [X] No

If Yes to any of the above, explain:_____

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i) at the time of the filing of this offering statement bars the person from:

      (A) association with an entity regulated by such commission, authority, agency or officer? [   ] Yes [X] No

      (B) engaging in the business of securities, insurance, or banking? [   ] Yes [X] No

(C) engaging in savings association or credit union activities? [　] Yes [X] No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [　] Yes [X] No

If Yes to any of the above, explain:_____

(4)　Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [　] Yes [X] No

(ii) places limitations on the activities, functions, or operations of such person? [　] Yes [X] No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? [　] Yes [X] No

If Yes to any of the above, explain:_____

(5)　Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)　any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)

(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [　] Yes [X] No

(ii)　Section 5 of the Securities Act? [　] Yes [X] No

If Yes to either of the above, explain:_____

(6)　Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [　] Yes [X] No

If Yes, explain:_____

(7)　Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [　]Yes [X] No

If Yes, explain:_____

(8)　Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

[ ] Yes [X] No

If Yes, explain:_____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion, or bar occurred or been issued after May 16, 2021, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. <u>**In addition to the information expressly required to be included in this Form, include:**</u>

   (1) any other material information presented to investors; and

   (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this offering. In addition, the offering pages for this offering on the Intermediary's Platform, which may be found at https://arcviewcapital.com/c/budbo/, are incorporated into and made a part of this offering circular by reference.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2023 (120) days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on our website at www.budbo.io. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Luke Patterson
(Signature)

Luke Patterson
(Name)

CEO, Secretary, and Director
(Title)

July 12, 2022
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Luke Patterson
(Signature)

Luke Patterson
(Name)

CEO, Secretary, and Director
(Title)

July 12, 2022
(Date)

/s/ Jacob Patterson
_____
(Signature)

Jacob Patterson
(Name)

Chief Technology Officer and Director
(Title)

July 12, 2022
(Date)

/s/ Nicholas (Nick) Heldreth
_____
(Signature)

Nicholas (Nick) Heldreth
(Name)

Chief Marketing Officer and Director
(Title)

July 12, 2022
(Date)

/s/ Gary Heitz
_____
(Signature)

Gary Heitz
(Name)

Chief Operating Officer
(Title)

July 12, 2022
(Date)

/s/ Stephen Rosen
_____
(Signature)

Stephen Rosen
(Name)

Chief Financial Officer
(Title)

July 12, 2022
(Date)

I, Luke Patterson, being the CEO, Secretary, and a Director of Budding Technologies, Inc., a Nevada corporation (the "Company"), hereby certifies as of this date that:

(i)   the accompanying reviewed 2021 financial statements of the Company, which comprise the balance sheet as of December 31, 2021 and the related statements of income (deficit), stockholder's equity and cash flows for the period from the Company's inception to December 31, 2021, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   while the Company has not yet filed the tax return for the year ended December 31, 2021, any tax return information included in this Form C reflects accurately the information that would be reported in such tax return.

/s/ Luke Patterson
(Signature)

Luke Patterson
(Name)

CEO, Secretary, and Director
(Title)

July 12, 2022
(Date)

EXHIBITS

Exhibit A	2021 Audited Financial Statements
Exhibit B	Subscription Agreement
Exhibit C	Investor Pitch Deck
Exhibit D	Summary of Videos on Platform Offering Pages

EXHIBIT A
2021 Audited Financial Statements

Budding Technologies Inc.

FINANCIAL STATEMENTS
FROM INCEPTION (JUNE 21, 2021) THROUGH DECEMBER 31, 2021
(AUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

**INDEPENDENT AUDITORS' REPORT**

To the Board of Directors
Budding Technologies Inc.
Hollywood, South Carolina

Opinion

We have audited the financial statements of Budding Technologies Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and the related statements of operations, changes in stockholders' equity, and cash flows for the period from Inception (June 21, 2021) to December 31, 2021, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the period from Inception (June 21, 2021) to December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 6, 2022
Los Angeles, California

As of December 31,		2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	12,114
Total current assets		**12,114**
Total assets	$	**12,114**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account payables	$	3,258
Advance received from related party		100
Total current liabilities		**3,358**
Total liabilities	$	**3,358**
STOCKHOLDERS' EQUITY		
Common stock		547
Additional Paid in Capital (APIC)		24,453
Retained earnings/(Accumulated Deficit)		(16,244)
Total stockholders' equity		**8,756**
Total liabilities and members' equity	$	**12,114**

See accompanying notes to financial statements.

Inception date (June 21, 2021)	2021
(USD $ in Dollars)	
Net revenue	$ -
Cost of services	-
Gross profit	-
Operating expenses	
General and administrative	16,244
Total operating expenses	16,244
Operating income/(loss)	(16,244)
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	(16,244)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	$ (16,244)

See accompanying notes to financial statements.

BUDDING TECHNOLOGIES INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2021

(USD $ in Dollars, except per share data)	Common Stock			Additional Paid-In Capital		Accumulated deficit		Total Stockholders' Equity	
	Shares	Amount							
Inception date (June 21, 2021)	-	$	-	$	-	$	-	$	-
Issuance of common shares	5,469,300		547		24,453		-		25,000
Net income/(loss)	-		-		-		(16,244)		**(16,244)**
Balance—December 31, 2020	$ 5,469,300	$	547	$	24,453	$	(16,244)	$	8,756

See accompanying notes to financial statements.

As of December 31,		2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(16,244)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses		3,358
Net cash provided/(used) by operating activities		**(12,886)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment		-
Net cash used in investing activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contributions		25,000
Net cash provided/(used) by financing activities		**25,000**
Change in cash		12,114
Cash—beginning of year		-
Cash—end of year	$	**12,114**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Conversion of debt into equity	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Budding Technologies Inc. was incorporated on June 21, 2021 ("Inception") in the State of Nevada. The financial statements of Budding Technologies Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hollywood, South Carolina.

Budding Technologies, Inc. aka Budbo, is the first and only best-in-class global cannabis platform, backed by blockchain that solves many of the security issues encountered in the industry. The Budbo app allows consumers to efficiently find their preferred cannabis strain or product in a familiar and gamified manner through a modern and user-friendly interface. The Budbo Connect retailer dashboard provides growers and vendors with business intelligence, allowing for proactive decision making, resulting in more efficiency and increased profitability.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, the Company had no accounts receivable.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1. Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the

services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2. Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3. Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from offering a cannabis platform, that allows consumers to efficiently find their preferred cannabis strain or product in a familiar and gamified manner through a modern and user-friendly interface.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York. The Company has not yet filed its 2021 tax returns.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 6, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable comprise primarily of trade payables.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000,000 shares of Common Shares class with a par value of $0.0001. As of December 31, 2021, 5,469,300 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 50,000,000 shares of Preferred Shares class with a par value of $0.0001. As of December 31, 2021, zero shares have been issued and are outstanding.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, consists of the following:

As of Year Ended December 31,	2021
Net Operating Loss	$ (3,411)
Valuation Allowance	3,411
Net Provision for income tax	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021:

As of Year Ended December 31,	2021
Net Operating Loss	$ (3,411)
Valuation Allowance	3,411
Total Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $16,244. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

6.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2021.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   RELATED PARTY TRANSACTIONS

Related party transactions refer to advances received from the CEO in the amount of $100.

8.   GOING CONCERN

These financial statements are prepared on a going concern basis. The Company registered on June 21, 2021 and only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 6, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT B
Subscription Agreement

BUDDING TECHNOLOGIES, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
BUDDING TECHNOLOGIES, INC.
5457 5th Fairway Drive
Hollywood, SC 29449

Ladies and Gentlemen:

      1.   <u>Background</u>. The undersigned understands that Budding Technologies, Inc., a Nevada corporation, (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated July 12, 2022, as the same may be amended from time to time, filed by the Company with the Securities and Exchange Commission (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 909,090 shares of its Common Stock, $0.0001 par value (each a "**Share**" and, collectively, the "**Shares**") at a price of $5.50 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $100,001 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $4,999,995 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through Arcview Capital, LLC (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at https://arcviewcapital.com/c/budbo/.

      2.   <u>Subscription</u>. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3. <u>Closing</u>.

(a) <u>Closing</u>. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal at such times as the Company may designate by notice to the undersigned and the Company may conduct one or more Closings on or before the Offering Deadline.

(b) <u>Closing Conditions</u>. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. <u>Termination of the Offering; Other Offerings</u>. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. <u>Representations</u>. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed, or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect, or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. <u>Company Representations</u>. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a) <u>Corporate Power</u>. The Company has been duly incorporated as corporation under the laws of the State of Nevada and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) <u>Enforceability</u>. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) <u>Valid Issuance</u>. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Articles of Incorporation and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

8. <u>No Conflict.</u> The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Incorporation and Bylaws, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

9. <u>Grant of Proxy to Portal</u>. The undersigned stockholder, and any successors or assigns of the undersigned (the "**Grantor**") (to the fullest extent permitted by applicable law) appoints the Chief Executive Officer of the Company (such person, the "**Proxy**"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Grantor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Grantor is entitled to do so) with respect to all of the Shares of the Company that now are or hereafter may be beneficially owned by Grantor, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "**Proxy Shares**") in accordance with the terms of this Section 9. The Proxy Shares beneficially owned by Grantor as of the date hereof constitute the Shares being acquired under this Agreement. Upon Grantor's execution of this Agreement, any and all prior proxies (other than the proxy granted in this Section 9) given by Grantor with respect to the Proxy Shares are hereby revoked and Grantor agrees not to grant any subsequent proxies with respect to the Proxy Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Agreement as long as the Proxy Shares are outstanding. The proxy granted under this Section 9 is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to this Agreement. The attorney and proxy named above is hereby authorized and empowered by Proxy, at any time, to act as Grantor's attorney and proxy to vote the Proxy Shares, and to exercise all voting and other rights of Grantor with respect to the Proxy Shares (including, without limitation, the power to execute and deliver written consents pursuant to the Nevada Revised Statutes and the right to consent to any actions constituting

protective provisions or other veto rights in the Company's articles of incorporation or elsewhere), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall survive the death or incapacity of Grantor and any obligation of Grantor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Grantor. The proxy granted in this Section 9 is coupled with an interest as aforesaid and is irrevocable. This irrevocable proxy may not be amended or otherwise modified without the prior written consent of the undersigned stockholder and the Proxy.

10.   Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

11.   Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

12.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

13.   Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

14.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

15.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Nevada without regard to the principles of conflicts of laws.

16.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases, or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

17.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

18.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged, or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

19.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

20.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

21.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

22.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

23.   Electronic Execution and Delivery. A digital reproduction, portable document format ("pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding, and effective for all purposes.

24.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns.

25.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

26.   Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____.

COMPANY:

BUDDING TECHNOLOGIES, INC.

By: _____

Name: _____

Title: _____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

By: _____   By: _____

Name: _____

Title: _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

EXHIBIT C
Investor Pitch Deck

`

Opportunity
Overview





The $60B Problem

Increasing legalization of cannabis and an expanding consumer base has created a multi-billion-dollar industry with growing pains.



Legalization



Transparency



Growing Demand

The $60B Solution

Budbo engages consumers and the businesses that serve them with a robust Seed-to-Sale infrastructure, secured by blockchain technology and powered by sophisticated user insights.



Supply Chain



Business Inteligence



Customer Experience

Budbo is poised to disrupt the cannabis SaaS market with the industry's first **Seed-to-Sale infrastructure** utilizing blockchain technology for **maximum security and detailed customer insights.**





Budbo
Products, retailers & more...
Dashboard
Green Dragon
Total orders
1958
35k Followers
80 Reviews
230 Sales
Popular products
Super Lemon Haze
$40.00
245
199
235k
Death Star
190
181
199k
Native Roots
Wallet
The Budbo Token (BUBO)
Add to Cart

Market Opportunity

The cannabis industry remains fragmented due to an economic ecosystem that remains shrouded in black market practices, necessitating a solution for regulated and transparent transactions between businesses and for customers.

 $63B spent on cannabis in the United States in 2019 (legal and illegal)

 Increasing U.S. and European legalization

 $51B Global market prediction (2025)

 Only 515 of 8,200 federally registered banks support cannabis banking

Market Gap

Meaningful tracking and transparency needs to exist for budding companies to conduct business in the new legal landscape.

 33% buy cannabis online from licensed producers

 No seed to sale full circle software solutions available

 Young/evolving market = less consumer data and insights



3

Market **Size Analysis**

✅ The global legal cannabis industry was valued at **$23.7B** in 2020.

✅ **North America** is the focus of the global cannabis economy, **accounting for 97%** of current legal demand.

✅ Compound annual growth rate of **26.7%** between 2020 and 2028

✅ The global market is estimated to reach **$51B** by 2025



- TAM
- SAM
- SOM



268M
Total Addressable Market:
Global cannabis users worldwide.

24.1M
Serviceable Addressable Market:
Cannabis users in the United States.

16.7M United States, **2.7M** Canada, **4.5M** Germany, **108K** Israel

4.8M
Serviceable Obtainable Market: Assuming
a 20% market penetration of SAM.

4

Budbo SMOKE SAVVY

Budbo's Competitive Advantage



Capitalizing on blockchain technology, Budbo facilitates a new generation of transparency in this rapidly growing industry .



Secure, verifiable transactions



User centric product matching

4:20
604 Brazos St
Discover
Search
PUFF
My Puffs (7)
Death Star
1/8 • $30.00
Flower | Indica
1.2m
4.6 (78)
Local Product
Death Star has a mixed taste that combines sweet, skunk, and fuel aromas into a very potent fragrance

User Centric

Using the "strain match" feature, Budbo's proprietary algorithm searches profiles, reviews, lab verified THC and CBD testing as well as cutting edge terpene profile research to suggest products and strains.

Data is Value

As users swipe through local products, make purchases and indicate preferences, Budbo collects data in real time, processing and delivering sophisticated business insights to dispensaries, growers and manufacturers.

Security

Budbo's innovative, token-based ecosystem is a powerful toolset for immutable contracts and user-friendly transactions between all cannabis sector businesses and consumers.





Product Overview: The Budbo Ecosystem

Budbo is an intuitive, user-centric ecosystem that benefits dispensaries, growers, merchants, couriers with the power of blockchain encryption and security


Budbo App

A unique 'tinder model' interface motivates users to interact with the Budbo's discovery feature, capturing preferences, and purchases in tandem with cutting edge product profiles.


Budbo Trax

A mobile-powered GPS logistics tool supports and monitor the delivery of high value cannabis products with verifiable pickup and delivery


Budbo Connect

Built for business intelligence, user-generated data and proprietary algorithms power elegant dashboards and inform data driven decisions.

Features

- ✅ Blockchain based transaction history
- ✅ Easy API integrations for real time menu updates
- ✅ Cloud-based document storage
- ✅ Adjustablegeo-fencingandalerts
- ✅ Full supply chain solution



6

Product Overview: The Budbo Ecosystem

Budbo is an intuitive, user-centric ecosystem that benefits dispensaries, growers, merchants, couriers with the power of blockchain encryption and security

		Budbo	weedmaps	Leafly	PotCoin	BIOTRACK	flowhub
General	Business Facing	✓	✗	✗	✗	✓	✓
	Customer Facing	✓	✓	✓	✓	✗	✗
Consumer (b2c)	Search Function	✓	✓	✓	✗	✗	✗
	Mapping	✓	✓	✓	✗	✗	✗
	Online Ordering	✓	✓	✓	✗	✗	✗
	Online Menus	✓	✓	✓	✗	✗	✗
	Delivery Tracking	✓	✓	✓	✗	✓	✗
Business (b2b)	Delivery Tracking	✓	✗	✗	✗	✓	✗
	Cultivation Ops	✓	✗	✗	✗	✓	✗
	Processing/Manufacturing	✓	✗	✗	✗	✗	✗
	Dispensary Point Of Sale	✓	✗	✗	✗	✓	✓
	Business Intelligence	✓	✗	✗	✗	✗	✓
	Inventory Management	✓	✗	✗	✗	✗	✓
	CRM	✓	✗	✗	✗	✓	✗
	Multi Location	✓	✗	✗	✗	✗	✓
Blockchain	Blockchain	✓	✗	✗	✓	✗	✗
	Tokenized	✓	✗	✗	✓	✗	✗
	Rewards	✓	✗	✗	✓	✗	✗

7

Company **Blueprint**

By providing a user-centric, blockchain integrated, seed-to-sale solution, Budbo aims to become the leading software solution for the blooming cannabis industry.

Budbo **+**  **polygon**

Budbo's partnership and integration with the Polygon Network(MATIC) means lightning fast transactions and unparelled security on Polygon's layer-2 scaling solution.

2022

Worldwide Consumer facing Budbo App Release

US and Canada Budbo Connect/Dispensary Onboarding

2023

Israel, Germany, Luxembourg Budbo Connect/ Dispensary Onboarding

Budbo Trax Release

2024

Continued world-wide expansion

8

Budbo SMOKE SAVVY

Innovative Marketing Strategy

A customer centric, 360-degree marketing plan will "cut through the noise" to create an inclusive community and brand buzz.



Press Coverage to Highlight Messaging





- A press team will place Budbo in commercial and industry trade publications, reaching all audiences with clear messaging to excite and interest future users while garnering brand recognition and credibility
- Position Luke and Jacob Patterson as thought leaders in the Blockchain industry and the team at large as experts within the cannabis and cryptocurrency communities
- Underscore the Budbo app's ability to provide visibility over the chain of custody and provenance of cannabis with verifiable lab results and guaranteed continuity of the product through the supply chain

Sales Initiatives

- Brand recognition and positioning Budbo leadership as experts supports the sales team's campaign to onboard dispensaries
- Budbo's dispensary customers purchase subscriptions, channeling their customers through an AI-driven user experience, and providing supporting data to achieve sales goals
- Aiming to onboard and announce 1 dispensary a week

Awareness Grows the Community

- Advertising initiatives, coupled with publication in TechCrunch, High Times, The Leaf Desk and Entrepreneur will give credence to the app and draw users
- As the industry grows in geographical scope and product diversity, Budbo becomes an increasingly trusted guide, for new products or when traveling and seeking a reliable dispensary
- Budbo's algorithms become more refined and sophisticated as user feedback shapes individual preferences and as the industry continues expanding the products and profiles in their database





Founders



Luke Patterson
CEO

A data-driven entrepreneur and blockchain specialist, Luke's wealth of experience is replete with years as an information architect and mobile app developer.



Nick Heldreth
CMO

An expert marketer and entrepreneur, Nick helped co -found Budbo after recognizing the tremendous opportunity that exists in the Cannabis space.



Itzak Rav
Operations, Israel, Germany, Luxembourg

A results oriented sales manager with over 23 years of experience in consumer products. Itzak has a proven track record of exceeding sales projections and an indepth knowledge of the Israeli and German cannabis industries.



Matthew Guinn
Operations, United States

A logistics and supply chain veteran, Matt brings over 20 years of expereince to the team. Matt has been a long time advocate for the healing powers of cannabis and is committed to the future of cannabis supply chain management.



Gary Heitz
COO

A seasoned sales executive with deep experience in technology and digital media, Gary has generated tens of millions of dollars in revenue for iconic companies such as Dell and Google.



Stephen Rosen
CFO

With over 30 years as the CFO for private and public companies, Stephen is a very accomplished financial and operational executive. From Wireless Broadcast and Telecom, to Cloud AI and M/L, SaaS, Fintech and Biotech on an international basis. Stephen has taken his own high tech company public and raised over $60 million in capital.



Tzachi Shvartz
Adv. (LL.M, B.Sc., M.B.A.) Operations, Israel, Germany, Luxembourg

Combining multi-discplinary skills, and creativity in high-tech companies, Tzachi brings over 30 years of practical experience. Tzachi provides ongoing legal counseling during the lifecycle of business, leading various large-scale deals, projects, and M&A transactions.



Jacob Patterson
CTO

Jacob relies on his vast experience as a developer to ensure Budbo remains the leader in cannabis technology innovation, including its evolution into the blockchain ecosystem.



Jack Finkelstein
Operations, Canada

Jack brings 30 years of broad company management and sales experience. In the past 8 years Jack's focus has been building a Canadian and US compliance medical packaging company that offers unique supply chain products to lans, retail pharmacies and LPs within the cannabis industry.



David Levy
Operations, US & Canada

A serial entrepreneur with over 35 years of experience in technology. David has skills in networking, and building and maintaining strong relationships. He brings multiple successes in ventures within the hospitatily industry.

EXHIBIT D
Summaries of Videos on Platform Offering Pages
(In order of appearance on offering pages)

1

This is a ten second silent video. It shows some of the functionality of the Budbo App's "Puff of Pass" feature. Specifically, it shows a hypothetical user's experience when sliding to the left on viewing a picture of a cannabis product – indicating a "Pass," or dislike of the product – and sliding to the right on a picture of a cannabis product – indicating a "Puff," or like of the product – and then sliding up to obtain more information about the cannabis product, including its effects and the physical conditions which it can purportedly alleviate.

#2

This is a seven second silent video. It shows some of the functionality of the Budbo App's "Puff of Pass" feature. Specifically, it shows a hypothetical user's experience when sliding up on a particular cannabis product, which provides more details about the product, including its effects and the physical conditions which it can purportedly alleviate.

#3

This is a nine second silent video. It shows some of the functionality of the Budbo App's "Product Match" feature. It starts with the hypothetical user providing preferences for the effect he would like from a cannabis product. The video then shows screens of product matches returned to the hypothetical user corresponding to his preferences and a dispensary that carries the product.

#4

This is a nine second silent video. It shows some of the functionality of the Budbo App's "Product Match" feature. It starts with the hypothetical user providing preferences for the effect he would like from a cannabis product. The video then shows screens of product matches returned to the hypothetical user corresponding to his preferences and a dispensary that carries the product.

#5

This is a thirty-nine second silent video. It shows some of the functionality with the Budbo App's "Product Match" feature. It starts with the hypothetical user providing biographical information in that feature and then the hypothetical user providing preferences for the effect he would like from a cannabis product. The video then shows screens of product matches returned to the hypothetical user corresponding to his preferences and background. The video then shows the hypothetical user scrolling through the screens of the products and indicating which he prefers by marking those with a heart.

#6

This is a one minute thirty-two second video with music, no talking. It focuses on the Budbo App's "Product Match" feature. It starts with the hypothetical user providing biographical information in that feature and then the hypothetical user providing preferences for the effect he would like from a cannabis product. The video then shows screens of product matches returned to the hypothetical user corresponding to his preferences and background and dispensaries selling the matching product(s). The video then shows slides of the hypothetical user purchasing the product through Budbo App, including making use of the app's payment screen where the user is given the option of paying via credit card, debit card, BUBO wallet, Bitcoin, or crypto wallet, and arranging for shipment method. The payment screens show the subtotal in U.S. dollars and then, because the hypothetical user selects to pay with the BUBO wallet, converts the purchase amount to BUBO tokens.

#7

This is a thirty-six second silent video. It shows example slides of the Budbo App user interface for selecting a cannabis product from a local dispensary, making a purchase of such product, selecting a payment method for the transaction, and selecting a delivery method for the transaction.

1

<center>**#8**</center>

This is a twelve second silent video. It shows some of the experience of a hypothetical user when completing a purchase of a cannabis product – *i.e.*, checking out – with the Budbo App. The video starts with the hypothetical user selecting cannabis products he wishes to purchase from a dispensary on the Budbo App, and then going to the checkout screen, which displays the number of units the user is purchasing and price per unit for each of the three products he is purchasing. The video shows payment options that are available, including credit card and Bitcoin. The video ends with the user selecting his payment method (a cryptocurrency) and completing the purchase.

<center>**#9**</center>

This is a twelve second silent video. It shows a hypothetical user using the Budbo App to review the product offerings of a particular dispensary and selecting certain products from that dispensary for purchase.

<center>**#10**</center>

This is a nineteen second silent video. It shows a hypothetical user using the Budbo App to find local cannabis dispensaries in the San Francisco, CA area, including the address of those dispensaries and where they are on a map. It also shows a listing on the side of dispensaries, and their addresses, in the Denver, CO area.

<center>* * * * * * *</center>